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Coffee
Robo Esso

Coffee Shop

741 Corporate Cir Ste L
Golden, CO 80401
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Robo Esso is seeking investment to open a new location.
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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INVESTOR PERKS

Robo Esso is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

The Robo Club Invest $2,000 or more to qualify. 10 of 10 remaining

10% off drinks for the duration of the note

Friends of the Bot Invest $5,000 or more to qualify. 10 of 10 remaining

10% off all menu items for the duration of the note

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Our Story:

Like many small businesses across the country, Matthew had difficult choices to make when it came to keeping his business open amid covid-19 restrictions. "The rule of thumb in the coffee industry is If you're not selling 200 cups of coffee per day you're not making money. Labor is simply too expensive, that is why you see so many small coffee shops, owner operated." Says Matthew, who had to close his coffee business due to the pandemic. Small coffee shops are at the highest risk of closing due to the pandemic, Bloomberg reports that an estimated 7.3% of coffee shops will be closed permanently by the end of 2020.

"To survive I really felt like I had no choice but to try something drastic. I quickly learned how to program a robot to make drinks just like a human barista. That's how Robo Esso was born" - Matt Jones

Using off the shelf equipment used by current coffee shops allows Robo Esso to customize it's menu faster, offer more drink varieties and less expensive than any other robot coffee shop available today. Robo Esso's goal is to make automation affordable and adaptable for

small businesses and aspiring entrepreneurs.

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AUTOMATION IS THE SOLUTION

Automation cuts labor costs by 70%, allowing employees to focus on the customers and earn higher wages.

Automation cuts labor costs
Automation allows businesses to pay employees higher wages
Automation increases customer service and customer satisfaction

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THE PROBLEM

Labor costs are increasing across the country. Turnover rates are over 120% in the industry. Over 8% of coffee shops across the U.S have closed due to the pandemic.

Humans are expensive. Labor costs are increasing all over the US.
Humans are unpredictable. Baristas have with high turnover rates, and can be unreliable.
8%+ of coffee shops have closed permanently due to covid-19

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THE TEAM

Matthew Jones
Founder/CEO

Serial entrepreneur since high school. Co-founder of QRlicious, Buffawhale Coffee & THC University.

Dane Nelson
CTO

Mechanical Engineering degree from UCCS that has been working in industry for almost 3 years now and have coded for nearly 7.

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This is a preview. It will become public when you start accepting investment.

PRESS

Colorado Startup Robo Esso Offers a Franchise Model for Robotic Coffee

The latest player to enter the beepety boopety field of robotic baristas is Robo Esso, a Colorado startup offering a franchise model whose own robot barista cafe recently powered up. The coffee-min...

Robot Barista Makes Coffee Drinks at Robo Esso

A robot barista will make your latte at Robo Esso.

A robot barista in Golden is operating the first automated cafe in Colorado

As many cafes close down, an entrepreneur in Golden is betting on automation as the future of the coffee industry. He says robots can be useful in cutting costs as COVID cuts into the profits of small coffee shops.

This Robot Barista Is Part Of A Pandemic-Induced Entrepreneurial Boom

Business filings in Colorado were up 24% last quarter over the year before.

Local Entrepreneur Develops a Robot Barista to Provide a Contactless Coffee Experience

The current pandemic has forced many business owners to rethink their business models. From coming up with new products to changing the way customers are served, some of these new models might stic...

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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

MEET ROBO ESSO
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COLORADO'S FIRST ROBOT CAFE

Our robot barista makes drinks just as fast and delicious as a human.

Automated and contactless
Uses the same tools human baristas use
Human made quality
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Second location buildout $9,900
Dev $8,000
Marketing/working capital $15,000
Mainvest Compensation $2,100
Total $35,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $584,000 $642,400 $687,368 $721,736 $743,388
Cost of Goods Sold $343,529 $377,881 $404,332 $424,548 $437,284
Gross Profit $240,471 $264,519 $283,036 $297,188 $306,104

EXPENSES

Rent $24,000 $24,600 $25,215 $25,845 $26,491
Utilities $3,600 $3,690 $3,782 $3,876 $3,972
Salaries $60,000 $66,000 $70,620 $74,150 $76,374
Insurance $3,600 $3,690 $3,782 $3,876 $3,972
Repairs & Maintenance $1,200 $1,230 $1,260 $1,291 $1,323
Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323
Operating Profit $146,871 $164,079 $177,117 $186,859 $192,649
This information is provided by Robo Esso. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
Investment Round Status

$35,000

TARGET

$70,000

MAXIMUM

This investment round closes on March 31, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name ServBot Corp.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2.1%-4.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2026

Financial Condition

No operating history

Robo Esso was established in November, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Robo Esso's fundraising. However, Robo Esso may require additional funds from alternate sources at a later date.

Forecasted milestones

Robo Esso forecasts the following milestones:

Secure lease in Colorado Metro area by March, 2021.

Hire for the following positions by March 2021: Barista tech, Engineer,

Achieve $200,000 revenue per year by 2022

Risk Factors

Real Estate Risk

Robo Esso is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Robo Esso is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

The Company Might Need More Capital

Robo Esso might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Robo Esso is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If Robo Esso needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Robo Esso to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Robo Esso operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Robo Esso is a newly established entity and has no history for prospective investors to consider.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Robo Esso and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Robo Esso is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Robo Esso

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Robo Esso's financial performance or ability to continue to operate. In the event Robo Esso ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Uninsured Losses

Although Robo Esso will carry some insurance, Robo Esso may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Robo Esso could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Robo Esso's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Robo Esso or management), which is responsible for monitoring Robo Esso's compliance with the law. Robo Esso will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Robo Esso is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Robo Esso fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Robo Esso, and the revenue of Robo Esso can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Subordination

The Notes shall be subordinated to all indebtedness of Robo Esso to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Robo Esso. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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